SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

 Oppenheimer Multi-Sector Income Trust, Inc.
(OMS)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

683933105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
There is 1 exhibit.















ITEM 1	Security and Issuer
		Common Stock
		Oppenheimer Multi-Sector Income Trust, Inc.
		Oppenheimer Funds
		Two World Financial Center
		225 Liberty Street
		New York, NY   10281-1008
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		Jo Ann VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of OMS
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of OMS fit the investment guidelines for various
		Accounts.  Shares have been acquired since August 29, 2002.
b)  Although originally purchased for investment purposes only, a provision contained in the Fund?s original offering materials prompted us to write the attached letter to the Board. (Exhibit One)
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this report, KIM owns 1,388,020 shares, which represents 4.75% of the outstanding Shares.  George W. Karpus presently owns 1,250 shares purchased on November 3 & 4, 2004 at $8.42 (1250 shares).  Dana R. Consler presently owns 800 shares purchased on June
23, 2003 at $8.20 (350 shares) and October 21 & 30 at $8.30 (450 shares).
Karpus Investment Profit Sharing Plan currently owns 1600 shares purchased on July 1, 2003 at $8.21 (1100 shares), June 8, 2004 at $7.97
(400 shares), and June 9 at $7.91 (100 shares).  Sophie Karpus presently owns 1300 shares purchased August 11, 2004 at $8.14 (500 shares) and
November 2 at $8.48 (800 shares).  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on August 29, 2002 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
11/1/2004
320
8.48

12/1/2004
-100
8.27
11/2/2004
1400
8.48

12/1/2004
960
8.27
11/3/2004
9960
8.42

12/2/2004
4650
8.29
11/3/2004
-350
8.41

12/3/2004
2200
8.34
11/4/2004
500
8.41

12/6/2004
4300
8.34
11/8/2004
17900
8.29

12/7/2004
1300
8.35
11/9/2004
5630
8.25

12/8/2004
4100
8.45
11/10/2004
3480
8.28

12/10/2004
16100
8.51
11/11/2004
640
8.30

12/13/2004
14300
8.53
11/12/2004
1100
8.30

12/14/2004
22100
8.53
11/16/2004
5250
8.32




11/17/2004
500
8.33




11/19/2004
470
8.36




11/23/2004
1500
8.38




11/24/2004
1700
8.39




11/29/2004
1500
8.39




11/30/2004
6800
8.37




11/30/2004
-500
8.40




      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of OMS
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.












































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.




January 7, 2005 		        	       	       By:________________________
         Date						               Signature
				                            Dana R. Consler, Senior Vice President
                    Name/Title





EXHIBIT ONE
(Letter Sent to the Board on December 7, 2004)

Oppenheimer Multi-Sector Income Trust			December 7, 2004
Attn:  Clayton K. Yeutter, Chairman
Two World Financial Center
225 Liberty Street
New York, NY   10281-1008

On the behalf of Karpus Investment Management as holders of 1,318,110 shares (4.51% of the outstanding shares) of the Oppenheimer Multi-Sector Income Trust (OMS), I am writing to formally request that the Board present a proposal to Fund Shareholders to convert the Fund?s format from closed-end to open-end. This could easily be accomplished by merging the Fund into one of Oppenheimer?s open-end bond funds with a similar investment objective.

According to a provision in the Fund?s original offering materials, the Fund Management must present such a proposal to Shareholders within six months of receiving a written request from holders of 10 percent or more of the Fund?s outstanding shares. This provision is predicated upon the condition that the Fund?s discount to net asset value exceeded 10 percent as of the last trading day in each week during the period of twelve calendar weeks ending October 31 of such year. Such a condition existed this year.

In the event that the Fund does not receive requests from at least 10 percent of Shareholders, I believe that the Board should still consider including such a proposal at their next Shareholder meeting. Minimally, the Board should consider conducting periodic tender offers or instituting a fixed distribution plan, both of which have proven to narrow and keep narrow a Fund?s discount to net asset value.

I encourage the Board to survey major Shareholders in order to install a means by which current Shareholders may enhance value.

Thank you for your time and consideration and I look forward to hearing from you.

								Sincerely,

								Cody B. Bartlett Jr., CFA